UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 6, 2010

Commission File Number: 001-32292

Rubicon Minerals Corporation ———————————————————————————————————
(Translation of registrant’s name into English)
1540 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, Canada
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☐ Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RUBICON MINERALS CORPORATION
By:	/s/ Robert Lewis
Name: Robert Lewis Title: Chief Financial Officer

Date: July 6, 2010

EXHIBIT INDEX

Exhibit No	Description
99.1	Press Release dated July 6, 2010 (“Rubicon confirms significant horizontal thickness through the F2 Core Zone and discovers a new zone in the northern target area, Red Lake, Ontario”)

News Release

TSX:RMX | NYSE AMEX:RBY	July 6, 2010

Rubicon confirms significant horizontal thickness through the F2 Core Zone and discovers a new zone in the northern target area, Red Lake, Ontario
- 1.01 oz/ton gold over 22.0 feet in F2 Core Zone -
- new zone in northern target area 0.91 oz/ton gold over 55.8 feet -

Rubicon Minerals Corporation (RMX:TSX: | RBY:NYSE-AMEX) is pleased to provide an update of the latest diamond drill results at its 100%-owned Phoenix Gold Project, located in the heart of the prolific Red Lake Gold District of Ontario. All new drill results are shown in Table 1 and Figures 1 and 2.

Core Zone – new intercept confirms horizontal thickness and vertical continuity of high grade gold

Drill hole 305-11 tested the F2 Core Zone (target area 1 in figure 2) in the area of the intended cross-cut approximately 21 metres vertically above previously reported drill hole 305-05 (1.24 oz/ton gold over 22.6 feet (42.5 g/t gold over 6.9 metres), part of a broader vein zone grading 0.59 oz/ton gold over 49.2 feet (20.1 g/t gold over 15.0 metres)).  Hole 305-11 intersected 1.01 oz/ton gold over 22.0 feet (34.7 g/t gold over 6.7 metres) as part of a wider vein zone grading 0.58 oz/ton gold over 53.1 feet (20.1 g/t gold over 16.2 metres).  Both holes were drilled sub-horizontally and intersected the gold-bearing zone at near right angles and thus are interpreted to be true horizontal thicknesses.  The F2 Core Zone, which is one zone within the larger F2 Gold System, is currently defined over a strike length of 75 metres (246 feet) a vertical extent of 600 metres (1968 feet) and is open vertically and along strike.  Underground development is drifting to the F2 Core Zone on the 305 level following which delineation drilling will be carried out to outline the gold zones in more detail.  A long section of the F2 Core Zone showing the distribution of g/t gold multiplied by metres (gram-metre product) is posted on the corporate website, www.rubiconminerals.com.

“305-11 confirms the presence of both exceptional gold grades and thicknesses in the core zone directly in the area where our cross-cut is planned. This bodes well for our objective to build significant tonnes and grade in the core zone as a pre-curser to mining,” stated David Adamson, President and CEO.

Northern Extension Target Area - New Zone Intersected

Drilling from surface in target areas 4 and 6 continues to intersect significant high-grade gold as in-fill drilling further expands gold mineralization this area. Hole F2-102 returned 0.91 oz/ton gold over 55.8 feet (31.2 g/t gold over 17.0 metres) including 1.18 oz per ton gold over 37.7 feet (40.5 g/t gold over 11.5 metres), all developed within a wider zone of 0.47 oz/ton gold over 118.1 feet (16.0 g/t gold over 36.0 metres). Hole F2-101 returned multiple high-grade gold intercepts down hole (Table 1 and Figures 1 and 2) including a quartz veined zone grading 1.10 oz/ton gold over 9.8 feet (37.7 g/t gold over 3.0 metres) including 5.87 oz/ton gold over 1.6 feet (201.2 g/t gold over 0.5 metres).

Below target 4, in target area 6 (Figure 2) underground hole 122-58 intersected 1.07 oz/ton gold over 3.0 feet (36.7 g/t gold over 0.9 metres) and 0.91 oz/ton gold over 3.3 feet (31.1 g/t gold over 1.0 metres). These intercepts provide additional confirmation of the high-grade gold potential at depth in the northern target area.

PR10-09    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

“Our ongoing ‘9X’ drill program continues to return excellent results through the system on a regular basis. Hole F2-102 looks to be a very significant hole that rivals the best holes drilled to date in the F2 Gold System. We believe these results are further confirmation that the F2 mineralizing system has the ability to develop excellent horizontal thickness and impressive gold grades in several zones beyond the F2 Core Zone,” stated David Adamson, President and CEO.

Southern Extension Area - Depth extension of 122-10 Zone

Surface drill hole F2-94 in target area 5 was designed to test for the extension to depth of the previously reported 122-10 Zone reported September 14, 2009 which intersected 0.40 oz/ton gold over 147.3 feet (13.7 g/t gold over 44.9 metres) including 3.82 oz/ton gold over 4.9 feet (130.9 g/t gold over 1.5 metres). F2-94 intersected 0.65 oz/ton gold over 22 feet (22.3 g/t gold over 6.7 metres), including 1.05 oz/ton gold over 9.8 feet (36.0 g/t gold over 3.0 metres) and 2.15 oz/ton gold over 1.8 feet (73.7 g/t gold over 0.5 metres) 225 metres below 122-10 (see Table 1). This hole indicates significant potential to expand the 122-10 Zone to depth.

Rubicon Minerals Corporation is a well-funded exploration and development company, focused on exploring and developing its high-grade gold discovery at its Phoenix project in Red Lake, Ontario. Rubicon controls over 65,000 acres (100 square miles) of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. Rob McEwen, President and CEO of McEwen Capital and former Chairman and CEO of Goldcorp, owns 21.4% of the issued shares of the Company.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO

PR10-09    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Table 1:  Assay Results

Hole	Depth to Centre of Intercept (m)	Gold (g/t)	Width (m)	Gold (oz/t)	Width (ft)	9X Target Area
F2-64-W3	1339	3.7	3.3	0.11	10.8	7
F2-64-W4	Anomalous
F2-94	899	22.3	6.7	0.65	22.0	5
Incl.	898	36.0	3.0	1.05	9.8	5
And Incl.	902	73.7	0.5	2.15	1.8	5
F2-95	431	3.7	4.0	0.11	13.1	1
F2-96	Anomalous
F2-96A	Anomalous
F2-97	Anomalous
F2-98	Anomalous
F2-99	539	14.1	1.0	0.41	3.3	1
F2-99	947	6.7	2.0	0.20	6.6	2
F2-101	80	49.6	0.5	1.45	1.6	4
F2-101	248	50.3	0.5	1.47	1.6	4
F2-101	491	72.3	0.5	2.11	1.6	4
F2-101	603	37.7	3.0	1.10	9.8	6
Incl.	604	201.2	0.5	5.87	1.6	6
F2-101	819	8.6	4.1	0.25	13.4	6
Incl.	820	34.8	0.5	1.02	1.6	6
F2-102	471	16.0	36.0	0.47	118.1	4
Incl.	478	31.2	17.0	0.91	55.8	4
Incl.	480	40.5	11.5	1.18	37.7	4
F2-102	500	10.1	2.0	0.29	6.6	4
122-55	274	5.8	2.2	0.17	7.1	3
122-58	672	3.0	10.1	0.09	33.1	6
122-58	742	36.7	0.9	1.07	3.0	6
122-58	749	31.1	1.0	0.91	3.3	6
122-59	Anomalous
122-61	No Significant Assays
122-62A	687	12.5	1.0	0.36	3.3	2
122-62A	720	4.4	3.1	0.13	10.2	2
122-63	No Significant Assays
122-64	Anomalous
122-65	Anomalous
122-66	Anomalous
122-68	196	131.8	0.5	3.84	1.6	1
122-68	490	5.4	3.0	0.16	9.8	1
122-68	583	3.1	4.7	0.09	15.4	6

PR10-09    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Hole	Depth to Centre of Intercept (m)	Gold (g/t)	Width (m)	Gold (oz/t)	Width (ft)	9X Target Area
122-68	592	5.0	6.0	0.15	19.7	6
305-01	308	3.1	4.0	0.09	13.1	1
305-02	Lost Hole – target not tested
305-03	887	13.6	1.0	0.40	3.3	5
305-04	1218	3.0	4.0	0.09	13.1	8
305-07	283	3.7	3.4	0.11	11.2	1
305-07	291	11.6	11.9	0.34	39.0	1
Incl.	291	72.9	1.5	2.13	4.9	1
Incl.	291	207.7	0.5	6.06	1.6	1
305-08	Anomalous
305-09	426	15.4	1.0	0.45	3.3	1
305-11	302	3.0	4.7	0.09	15.4	1
305-11	304	20.1	16.2	0.58	53.1	1
Incl.	304	34.7	6.7	1.01	22.0	1
Incl.	304	59.0	3.0	1.72	9.8	1
Holes with the prefix ‘122’ and ‘305’were drilled from underground. Assays are uncut. Reported results satisfy the following criteria: >10.0 gram gold x metre product and >3.0 g/t gold. Anomalous holes satisfy the following criteria:  >2.5 gram gold x metre product and < 10.0 gram gold x metre product and > 2 g/t gold.  A complete listing of results to date for the F2 Zone is available at www.rubiconminerals.com.

PR10-09    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Figure 1: F2 Gold System Plan Map

Gold Assay Results
New Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
Previous Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
Target Areas
F2-63
14.2 / 1.0
Hole ID
Au (g/t) / Metre
N
0
150
300
Metres
Titan Chargeability Anomaly Outline
Northeast Extension Drilling
Claim Boundary
F2-101
49.6 / 0.5
F2-101
72.3 / 0.5
F2-99
14.1 / 1.0
F2-101
50.3 / 0.5
F2-101
37.7 / 3.0
Incl. 201.2 / 0.5
F2-95
3.7 / 4.0
122-68
5.0 / 6.0
F2-102
16.0 / 36.0
Incl. 31.2 / 17.0
Incl. 40.5 / 11.5
122-68
131.8 / 0.5
122-68
3.1 / 4.7
122-68
5.4 / 3.0
F2-102
10.1 / 2.0
Shaft
122-62A
12.5 / 1.0
F2-101
8.6 / 4.1
Incl. 34.8 / 0.5
305-09
15.4 / 1.0
F2-99
6.7 / 2.0
122-62A
4.4 / 3.1
122-58
36.7 / 0.9
122-55
5.8 / 2.2
305-07
3.7 / 3.4
122-58
3.0 / 10.1
122-58
31.1 / 1.0
305-11
3.0 / 4.7
Rubicon
305-01
3.1 / 4.0
Goldcorp
F2-64-W3
3.7 / 3.3
305-07
11.6 / 11.9
Incl. 72.9 / 1.5
Incl. 207.7 / 0.5
Gold Mineralization open along strike and to depth
305-03
13.6 / 1.0
F2-94
22.3 / 6.7
Incl. 36.0 / 3.0
And Incl. 73.7 / 0.5
305-04
3.0 / 4.0
305-11
20.1 / 16.2
Incl. 34.7 / 6.7
Incl. 59.0 / 3.0
Southwest Extension Drilling

All data points on this figure satisfy the following cut off criteria: >10.0 gram * metre product and >3.0g/t gold.

PR10-09    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Figure 2:  Composite Long Section Looking Northwest and 9X Target Outlines

SW
NE
0 m
Mine Shaft
Lake Surface
-150 m
300m
Level Plan
-350 m
-550 m
700m
Level Plan
-750 m
-950 m
-1150 m
-1350 m
-1550 m
-1750 m
122-68
131.8 / 0.5
F2-101
49.6 / 0.5
122-55
5.8 / 2.2
305-07
3.7 / 3.4
305-07
11.6 / 11.9
Incl. 72.9 / 1.5
Incl. 207.7 / 0.5
305-11
3.0 / 4.7
F2-101
50.3 / 0.5
305-11
20.1 / 16.2
Incl. 34.7 / 6.7
Incl. 59.0 / 3.0
F2-95
3.7 / 4.0
F2-102
16.0 / 36.0
Incl. 31.2 / 17.0
Incl. 40.5 / 11.5
305-01
3.1 / 4.0
305-09
15.4 / 1.0
122-68
5.4 / 3.0
F2-99
14.1 / 1.0
F2-101
72.3 / 0.5
F2-102
10.1 / 2.0
122-68
3.1 / 4.7
122-58
3.0 / 10.1
F2-101
37.7 / 3.0
Incl. 201.2 / 0.5
122-62A
12.5 / 1.0
305-03
13.6 / 1.0
122-62A
4.4 / 3.1
122-58
31.1 / 1.0
122-68
5.0 / 6.0
122-58
36.7 / 0.9
F2-94
22.3 / 6.7
Incl. 36.0 / 3.0
And Incl. 73.7 / 0.5
F2-99
6.7 / 2.0
F2-101
8.6 / 4.1
Incl. 34.8 / 0.5
305-04
3.0 / 4.0
F2-64-W3
3.7 / 3.3
1
2
3
4
5
6
7
8
9
Gold Assay Results
New Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
Previous Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
F2-63
14.2 / 1.0
Hole ID
Au (g/t) / Metre
0
120
240
Metres

All data points on this figure satisfy the following cut off criteria: >10.0 gram * metre product and >3.0g/t gold.

PR10-09    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Assaying and Qualified Person
Assays were conducted on sawn NQ-sized half core sections. Unless stated, reported  intercept widths are core lengths. Further drilling is required in such cases before the true widths of reported intercepts can be determined. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. Assays were conducted by SGS Minerals Services using standard fire assay on a 30 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Check assays on 5% of samples are carried out at a third party independent laboratory. Gold standards were prepared by CDN Resource Laboratories Ltd. Work programs in this release were supervised by Terry Bursey, P.Geo. Regional Manager for Rubicon and the project Qualified Person under the definition of NI 43-101.

Forward Looking Statements
This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements") . Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting" and "intend" and statements that an event or result "may", "will", "should", "could", or "might" occur or be achieved and other similar expressions. Forward-looking statements in this document include statements regarding the timing and nature of future exploration programs which are dependent on projections which may change as drilling continues, or if unexpected ground conditions are encountered. In addition, areas of exploration potential are identified which will require substantial drilling to determine whether or not they contain similar mineralization to areas which have been explored in more detail. The description of the extent of mineralized zones is not intended to imply that any economically mineable estimate of reserves or resources exists on the Phoenix project. Similarly, although geological features of the F2 Gold System are interpreted to show similarities to nearby gold producing mines owned by third parties, this should not be interpreted to mean that the F2Gold System has, or that it will, generate similar reserves or resources. Significant additional drilling is required at F2 to fully understand system size before a meaningful resource calculation can be completed.

The forward-looking statements that are contained in this news release are based on various assumptions and estimates by the Company and involve a number of risks and uncertainties. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions. These statements are based on a number of assumptions, including assumptions regarding general market conditions, timing and receipt of regulatory approvals, the ability of the Company and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

PR10-09    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.